BYLAWS

OF

VITA IMAGING INC.
(a Delaware corporation)

TABLE OF CONTENTS

Page

ARTICLE I OFFICES 1
Section 1 . Registered Office 1
Section 2 . Principal Office 1
Section 3 . Other Offices 1

ARTICLE II MEETINGS OF STOCKHOLDERS 1
Section 1 . Place of Meeting 1
Section 2 . Annual Meetings 1
Section 3 . Special Meetings 2
Section 4 . Notice of Meeting 2
Section 5 . List of Stockholders 3
Section 6 . Quorum 3
Section 7 . Adjournments 3
Section 8 . Voting 3
Section 9 . Proxies 4
Section 10 . Inspectors of Election 4
Section 11 . Written Consent 4
Section 12 . Waiver of Notice 4

ARTICLE III BOARD OF DIRECTORS 5
Section 1 . Number 5
Section 2 . Election and Term of Office 5
Section 3 . Nominations 5
Section 4 . Vacancies and Additional Directorships 5
Section 5 . Powers 6
Section 6 . Resignation of Directors 7
Section 7 . Compensation of Directors 7

ARTICLE IV MEETINGS OF THE BOARD OF DIRECTORS 7
Section 1 . Place 7
Section 2 . Regular Meetings 7
Section 3 . Special Meetings 7
Section 4 . Quorum 8
Section 5 . Adjourned Meetings 8
Section 6 . Action Without Meeting 8
Section 7 . Communications Equipment 8
Section 8 . Waiver of Notice 8

ARTICLE V COMMITTEES OF THE BOARD OF DIRECTORS 8
Section 1 . Designation, Alternate Members and Term of Office 8
Section 2 . Power 9
Section 3 . Meetings, Notices and Records 9
Section 4 . Quorum and Manner of Acting 10

Section 5 . Resignations 10
Section 6 . Removal 10
Section 7 . Vacancies 10
Section 8 . Compensation.. 10

ARTICLE VI OFFICERS 11
Section 1 . Officers Designated.. 11
Section 2 . Appointment of Officers 11
Section 3 . Subordinate Officers 11
Section 4 . Duties 11
Section 5 . Resignation.. 11
Section 6 . Removal 11
Section 7 . Vacancies 12
Section 8 . Chairman of the Board 12
Section 9 . President and Chief Executive Officer.. 12
Section 10 . Vice President 12
Section 11 . Secretary... 13
Section 12 . Assistant Secretaries.. 13
Section 13 . Treasurer 14
Section 14 . Assistant Treasurers 15
Section 15 . Salaries 15

ARTICLE VII STOCK CERTIFICATES AND STOCK RECORDS............................... 15
Section 1 . Certificates for Shares 15
Section 2 . Signatures on Certificates 15
Section 3 . Books of Account and Record of Stockholders 15
Section 4 . Transfers of Shares 16
Section 5 . Registered Stockholders... 16
Section 6 . Regulations.. 16
Section 7 . Lost, Stolen or Destroyed Certificates 16
Section 8 . Stockholder's Right of Inspection.. 17

ARTICLE VIII DEPOSIT OF CORPORATE FUNDS 17
Section 1 . Borrowing 17
Section 2 . Deposits... 17
Section 3 . Checks, Drafts, Etc.. 17

ARTICLE IX RECORD DATES.. 18
Section 1 . Fixing of Record Dates 18
Section 2 . Default Record Date 18

ARTICLE X DIVIDENDS.. 18
Section 1 . Dividends 18
Section 2 . Dividend Reserve 18

ARTICLE XI FISCAL YEAR 18
Section 1 . Fiscal Year 18

ARTICLE XII CORPORATE SEAL AND EXECUTION OF DOCUMENTS 19
    Section 1 . Corporate Seal 19
    Section 2 . Execution of Corporate Contracts and Instruments 19

**ARTICLE XIII INDEMNIFICATION OF DIRECTORS, OFFICERS, EMOLOYEES
AND OTHER AGENTS** 19
    Section 1 Indemnification of Directors 19
    Section 2 . Indemnification of Officers, Employees and Other Agents 19
    Section 3 . Payment of Expenses in Advance 20
    Section 4 . Indemnity Not Exclusive 20
    Section 5 . Insurance 20
    Section 6 . Conflicts 20

ARTICLE XIV NOTICES 20
    Section 1 . Notice 20
    Section 2 . Waiver 21

ARTICLE XV RIGHT OF FIRST REFUSAL 21
    Section 1 . Subject Transfers 21
    Section 2 . Stockholder Notice 21
    Section 3 . Corporation's Right 21
    Section 4 . Corporation's Exercise of Right 21
    Section 5 . Transfer to Third Party 22
    Section 6 . Exempt Transfers 22
    Section 7 . Waiver; Amendment 23
    Section 8 . Effect of Failure to Comply 23
    Section 9 . Termination 23
    Section 10 . Assignment 23
    Section 11 . Conflict with Other Rights of First Refusal 23
    Section 12 . Legends 23

ARTICLE XVI AMENDMENTS 24
    Section 1 . Amendment of Bylaws 24

BYLAWS

OF

VITA IMAGING INC.
(a Delaware corporation)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation within the State of Delaware is located at 800 N. Street, Suite 402, Dover, in the State of Delaware, and First Corporate Solutions, Inc. is the registered agent.

Section 2. Principal Office. The Board of Directors of the Corporation (the "**Board of Directors**") shall fix the location of the principal executive officer of the Corporation at any place within or without the State of Delaware.

Section 3. Other Offices. The Corporation may also have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meeting. All meetings of the stockholders for the election of directors shall be held at the principal office of the Corporation, at such place as may be fixed from time to time by the Board, or at such other place either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any purpose may be held at such time and place within or without the State of Delaware as the Board of Directors may fix from time to time, and as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meetings. Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting. At the annual meeting the stockholders shall elect by a plurality vote the number of directors equal to the number of directors of the class whose term expires at such meetings (or, if fewer, the number of directors properly nominated and qualified for election) to hold office until the next annual meeting of stockholders after their election.

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, otherwise properly brought before the meeting by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 65 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and record address of the stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business.

Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article II by any stockholder of any business properly brought before the annual meeting in accordance with said procedure.

The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 3. Special Meetings. Special meetings of the stockholders for any proper purpose or purposes may be called only by the Chairman of the Board, or by the President and Chief Executive Officer of the Corporation, or by a resolution adopted by the affirmative vote of a majority of the Board of Directors, or by the holders of shares entitled to cast not less than a majority of the votes at the meeting, or such additional persons as may be provided in the Certificate of Incorporation or these Bylaws. Upon request in writing that a special meeting of stockholders be called for any proper purpose, directed to the Chairman of the Board of Directors, the President, the Chief Executive Officer, the Vice President or the Secretary, by any person (other than the Board of Directors) entitled to call a special meeting of stockholders, the person forthwith shall cause notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, such time not to be less than 35, nor more than 60, days after receipt of the request. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 4. Notice of Meeting. Notice, signed by the Chairman of the Board, the President and Chief Executive Officer, any Vice President, the Secretary or an Assistant Secretary, of every annual or special meeting of stockholders stating the purpose or purposes for which the meeting is called, and the date and time when, and the place where it is to be held, shall be prepared in writing and personally delivered or mailed, postage prepaid by first class mail, to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the meeting, except as otherwise provided by statute. If mailed, such notice shall be directed to a stockholder at his address as it shall appear on the stock record book of the Corporation, unless the stockholder shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request. Notice shall be deemed given when personally delivered or deposited to the United States mail, as the case may be; provided, however, that such notice may also be given by electronic mail, facsimile, other means of electronically transmitted written copy or other means authorized by the Delaware General Corporation Law, and in each such case shall be deemed given when ordered or, if a delayed delivery is ordered, as of such delayed delivery time, or when transmitted, as the case may be.

Section 5. List of Stockholders. A complete list of the stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder, shall be open to the examination of any stockholder, for any purpose germane to such meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of such meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting and during the whole time thereof, and may be inspected by any stockholder who is present.

Section 6. Quorum. The presence at any meeting, in person or by proxy, of the holders of record of a majority of the shares then issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business, except where otherwise provided by law, the Certificate of Incorporation or these Bylaws.

Section 7. Adjournments. In the absence of a quorum, stockholders representing a majority of the shares then issued and outstanding and entitled to vote, present in person or by proxy, or, if no stockholder entitled to vote is present in person or by proxy, any officer entitled to preside at or act as secretary of such meeting, may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8. Voting. When a quorum is present at any meeting, the holders of a majority of the shares of the Corporation, present in person or by proxy, shall decide any question brought before the meeting, unless the question is one upon which by express provision of the statutes or of the Certificate of Incorporation or these Bylaws a different vote is required, in which case such express provision shall govern and control the decision of such question. Unless otherwise provided in the Certificate of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder.

Section 9. Proxies. Any stockholders entitled to vote may vote by proxy; provided, that the instrument authorizing such proxy to act shall have been executed in writing (which shall include telegraphing, cabling or other means of electronically transmitted written copy) by the stockholder himself or herself or by his or her duly authorized attorney-in-fact and filed with the Secretary of the Corporation. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (a) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the maker of the proxy, or by that person's attendance and vote at the meeting; or (b) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 10. Inspectors of Election. The Board of Directors may appoint one or more inspectors of election to serve at any election of directors and at balloting on any other matter that may properly come before a meeting of stockholders. If no inspectors of election are so appointed, the Chairman of the meeting may, and on the request of any stockholder or a stockholder's proxy shall, appoint one or more inspectors of election at the meeting. The number of inspectors shall be either one or three. If inspectors are appointed at a meeting on the request of one or more stockholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one or three inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses or is unable to act, the Chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint a person to fill that vacancy.

Section 11. Written Consent. Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, and, subject to the foregoing, applicable law and the Certificate of Incorporation, the power of the stockholders to consent in writing, without a meeting, without prior notice and without a vote, to the taking of any action is specifically granted to such stockholders.

Section 12. Waiver of Notice. Notice of any meeting need not be given to any stockholder who shall attend such meeting in person or shall waive notice thereof, before or after such meeting, in writing or by electronic mail, facsimile or other means of electronically transmitted written copy.

ARTICLE III

BOARD OF DIRECTORS

Section 1. <u>Number</u>. The number of directors which shall constitute the whole Board of Directors shall be one. Thereafter, the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors or stockholders at the annual meeting or any special meeting called for that purpose.

Section 2. <u>Election and Term of Office</u>. Directors shall be elected at the annual meeting of the stockholders except as provided in <u>Section 4</u> of this <u>Article III</u>. Each director (whether elected at an annual meeting or to fill a vacancy or otherwise) shall continue in office until a successor shall have been elected and qualified or until his or her death, resignation or removal in the manner hereinafter provided, whichever shall first occur. Directors need not be stockholders.

Section 3. <u>Nominations</u>. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for election to the Board of Directors at a meeting of stockholders may be made on behalf of the Board of Directors by the Nominating Committee appointed by the Board of Directors, or by any stockholder of the Corporation entitled to vote for the election of directors at such meeting. Such nominations, other than those made by the Nominating Committee on behalf of the Board of Directors, shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary or Assistant Secretary of the Corporation, and received by him or her not less than 120 days prior to any meeting of stockholders called for the election of directors; provided, however, that if less than 100 days' notice of the meeting is given to stockholders, such nomination shall have been mailed or delivered to the Secretary or the Assistant Secretary of the Corporation not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notice shall set forth as to each proposed nominee who is not an incumbent director (a) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (b) the principal occupation or employment of each such nominee, (c) the number of shares of stock of the Corporation which are beneficially owned by each such nominee and by the nominating stockholder(s), and (d) any other information concerning the nominee that must be disclosed of nominees in proxy solicitations regulated by Regulation 14A of the Securities Exchange Act of 1934.

The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Section 4. <u>Vacancies and Additional Directorships</u>. If any vacancy shall occur among the directors by reason of death, resignation or removal, or as the result of an increase in the number of directorships, the directors then in office shall continue to act and may fill any such vacancy by a vote of the majority of directors then in office, though less than a quorum, and each director so chosen shall hold office until the next annual election at which the term of the class to which he or she has been elected expires and until his or her successor shall be duly elected and shall qualify, or until his or her earlier death, resignation or removal. The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board of Directors shall have power to elect a successor to take office when the resignation is to become effective. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Section 5. Powers. The business of the Corporation shall be managed by or under the direction of its Board of Directors, which may exercise all powers of the Corporation and do all lawful acts and things as are not by law or by the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by, or reserved to the stockholders.

Without prejudice to these general powers, and subject to the same limitations, the directors shall have the power to:

(i) Select and remove all officers, agents, and employees of the Corporation; prescribe any powers and duties for them that are consistent with law, with the Certificate of Incorporation, and with these Bylaws; fix their compensation; and require from them security for faithful service;

(ii) Confer upon any office the power to appoint, remove and suspend subordinate officers, employees and agents;

(iii) Change the principal executive office or the principal business office in the State of Delaware, or any other state, from one location to another; cause the Corporation to be qualified to do business in any other state, territory, dependency or country, and conduct business within or without the State of Delaware; and designate any place within or without the State of Delaware for the holding of any stockholders meeting, or meetings, including annual meetings;

(iv) Adopt, make, and use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificates;

(v) Authorize the issuance of shares of stock of the Corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, tangible or intangible property actually received;

(vi) Borrow money and incur indebtedness on behalf of the Corporation, and cause to be executed and delivered for the Corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation and other evidences of debt and securities;

(vii) Declare dividends from time to time in accordance with law;

(viii) Adopt from time to time such stock option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine; and

(ix) Adopt from time to time regulations not inconsistent with these Bylaws for the management of the Corporation's business and affairs.

Section 6. Resignation of Directors. Any director may resign at any time by giving written notice of such resignation to the Board of Directors, the Chairman of the Board, the President and Chief Executive Officer, any Vice President or the Secretary. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon receipt thereof by the Board of Directors or one of the above named officers; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 7. Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, directors shall receive such reasonable compensation for their services as such, whether in the form of salary or a fixed fee for attendance at meetings, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

MEETINGS OF THE BOARD OF DIRECTORS

Section 1. Place. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

Section 2. Regular Meetings. The Board of Directors by resolution may provide for the holding of regular meetings and may fix the times and places at which such meetings shall be held. Notice of regular meetings shall not be required to be given; provided, that whenever the time or place of regular meetings shall be fixed or changed, notice of such action shall be mailed promptly to each director who shall not have been present at the meeting at which such action was taken, addressed to him or her at his or her residence or usual place of business, unless he or she shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request.

Section 3. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President and Chief Executive Officer or a Vice President, and shall be called by the President and Chief Executive Officer or Secretary at the written request of a majority of the Board of Directors. Except as otherwise required by statute, notice of each special meeting shall be given to each director, if by mail, when addressed to him or her at his or her residence or usual place of business, unless he or she shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request, on at least two days' notice prior to the time of the meeting, or shall be sent to him or her at such place by electronic mail, facsimile or other electronic means, or delivered to him or her personally, not later than four hours before the time the meeting is to be held. Such notice shall state the time and place of such meeting, but need not state the purposes thereof, unless otherwise required by statute, the Certificate of Incorporation or these Bylaws.

Section 4. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the act of the majority of those present at any meeting at which a quorum is present shall be sufficient for the act of the Board of Directors, except as may be otherwise specifically provided by law or by the Certificate of Incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved of by at least a majority of the required quorum for that meeting.

Section 5. Adjourned Meetings. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time. Four hours' notice of any such adjournment shall be given personally to each director who was not present at the meeting at which such adjournment was taken and, unless announced at the meeting, to the other directors; provided, that two days' notice shall be given if notice is given by mail.

Section 6. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all of the members of the Board of Directors or committee consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or electronic transmissions are filed with the minutes of the proceedings of the Board of Directors or committee.

Section 7. Communications Equipment. Any one or more members of the Board of Directors may participate in any meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

Section 8. Waiver of Notice. Notice of a meeting need not be given to any director who waives notice thereof or consents to holding the meeting or approves the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, either prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be in writing or by electronic transmission and shall be filed with the corporate records or made a part of the minutes of the meeting.

ARTICLE V

COMMITTEES OF THE BOARD OF DIRECTORS

Section 1. Designation, Alternate Members and Term of Office. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees. Each such committee shall consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee who, in the order specified by the Board of Directors, may replace any absent or disqualified member at any meeting of the committee. The term of office of the members of each committee shall be as fixed from time to time by the Board of Directors, subject to the term of office of the directors and these Bylaws; provided, however, that any committee member who ceases to be a member of the Board of Directors shall ipso facto cease to be a committee member. Each committee shall appoint a secretary, who may be the Secretary or an Assistant Secretary of the Corporation.

Section 2. Power. Any such committee, to the extent provided in any resolution of the Board of Directors, shall have and may exercise the power and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the General Corporation Law of Delaware, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of dissolution, removing or indemnifying directors or amending the Bylaws of the Corporation; and, unless the resolution or the Certificate of Incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 3. Meetings, Notices and Records. Each committee may provide for the holding of regular meetings, with or without notice, and a majority of the members of any such committee may fix the time, place and procedure for any such meeting. Special meetings of each committee shall be held upon call by or at the direction of its chairman or, if there be no chairman, by or at the direction of any one of its members, at the time and place specified in the respective notices or waivers of notice thereof. Notice of each special meeting of a committee shall be mailed to each member of such committee, addressed to him or her at his or her residence or usual place of business, unless he or she shall have filed with the Secretary a written request that notices intended for him or her be mailed to some other address, in which case it shall be mailed to the address designated in such request, at least two days before the day on which the meeting is to be held, or shall be sent by electronic mail, facsimile or other means of electronically transmitted written copy, addressed to him or her at such place, or telephoned or delivered to him or her personally, not later than four hours before the time the meeting is to be held. Notice of any meeting of a committee need not be given to any member thereof who shall attend the meeting in person or who shall waive notice thereof in writing or by electronic transmission. Notice of any adjourned meeting need not be given. Each committee shall keep a record of its proceedings, including minutes of its meetings, and shall report the same to the Board of Directors when required.

Each committee may meet and transact any and all business delegated to that committee by the Board of Directors by means of a conference telephone or similar communications equipment; provided, that all persons participating in the meeting are able to hear and communicate with each other. Participation in a meeting by means of conference telephone or similar communications equipment shall constitute presence in person at such meeting.

Section 4. Quorum and Manner of Acting. At each meeting of any committee, the presence of a majority of its members then in office shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee; in the absence of a quorum, a majority of the members present at the time and place of any meeting may adjourn the meeting from time to time until a quorum shall be present. Subject to the foregoing and other provisions of these Bylaws and except as otherwise determined by the Board of Directors, each committee may make rules for the conduct of its business. Any determination made in writing and signed by all of the members of such committee shall be as effective as if made by such committee at a meeting.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Section 5. Resignations. Any member of a committee may resign at any time by giving written notice of such resignation to the Board of Directors, the Chairman of the Board, the President and Chief Executive Officer, any Vice President or the Secretary of the Corporation. Unless otherwise specified in such notice, such resignation shall take effect upon receipt thereof by the Board of Directors or any such officer.

Section 6. Removal. Any member of any committee may be removed at any time by the affirmative vote of a majority of the entire Board of Directors with or without cause.

Section 7. Vacancies. If any vacancy shall occur in any committee by reason of death, resignation, disqualification, removal or otherwise, the remaining members of such committee, though less than a quorum, shall continue to act until such vacancy is filled by the Board of Directors.

Section 8. Compensation. Committee members shall receive such reasonable compensation for their services as such, whether in the form of salary or a fixed fee for attendance at meetings, with reasonable expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any committee member from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE VI

OFFICERS

Section 1. <u>Officers Designated</u>. The officers of the Corporation shall be a President and Chief Executive Officer, a Treasurer and a Secretary, and may also include a Chairman of the Board, one or more Vice-Chairman, one or more Vice Presidents, Assistant Secretaries or Assistant Treasurers, each of whom shall be chosen and appointed by the Board of Directors. None of the officers of the Corporation except the Chairman or any Vice-Chairman of the Board need be directors. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide.

Section 2. <u>Appointment of Officers</u>. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of <u>Section 3</u> or <u>Section 7</u> of this <u>Article VI</u> hereof, shall be appointed by the Board of Directors, and each shall serve at the pleasure of the Board of Directors and shall hold office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal, subject to the rights, if any, of an officer under any contract of employment.

Section 3. <u>Subordinate Officers</u>. The Board of Directors or any duly authorized committee may appoint, and may empower the President to appoint, such other officers and agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors or duly authorized committee may from time to time determine.

Section 4. <u>Duties</u>. All officers, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as may be provided in these Bylaws, or, to the extent not so provided, as may be provided by resolution of the Board of Directors or, as to all other officers except the Chairman of the Board, by the President and Chief Executive Officer.

Section 5. <u>Resignation</u>. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, the Chairman of the Board, the President and Chief Executive Officer, a Vice President or the Secretary. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or any such officer. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 6. <u>Removal</u>. Any officer may be removed at any time, either with or without cause, by (a) an affirmative vote of a majority of the Board of Directors or an authorized committee, at any regular or special meeting or by written consent as described in <u>Section 6</u> of <u>Article IV</u> of these Bylaws, or (b) by any officer upon whom such power of removal may be conferred by the Board of Directors or authorized committee.

Section 7. <u>Vacancies</u>. A vacancy in any office by reason of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed by these Bylaws for regular appointment to such office.

Section 8. <u>Chairman of the Board</u>. The Chairman of the Board of Directors, if there be one, shall, if present, perform such duties as from time to time may be assigned to him or her by the Board of Directors. If there is no President or Chief Executive Officer, the Chairman of the Board shall also be the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in <u>Section 9</u> of this <u>Article VI</u>.

Section 9. <u>President and Chief Executive Officer</u>. Subject to the direction of the Board of Directors and subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President and Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation, shall supervise and direct the daily management of the business, affairs and property of the Corporation, and, in the absence or disability of the Chairman of the Board, or if there be none, the President and Chief Executive Officer shall preside at (a) all meetings of the stockholders and (b) all meetings of the Board of Directors. The Chairman of the Board, if any, and the President and Chief Executive Officer shall each be charged with seeing that all orders and resolutions of the Board of Directors are carried into effect. The President and Chief Executive Officer may sign, with any other officer thereunto duly authorized, certificates of stock of the Corporation, the issuance of which shall have been duly authorized (the signature to which may be facsimile signature), and may sign and execute in the name of the Corporation, deeds, mortgages, bonds, contracts, agreements, and other instruments, except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. From time to time he or she shall report to the Board of Directors all matters within his or her knowledge that the interests of the Corporation may require to be brought to its attention. The President and Chief Executive Officer shall also perform such other duties as are assigned by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors.

Section 10. <u>Vice President</u>. In the absence or disability of, or in the event of the refusal to act by, the President and Chief Executive Officer, the Vice President, or if there be more than one, the Vice Presidents in the order of priority determined by the Board of Directors or in the absence of any determination or designation by the Board of Directors as to priority, in the order of their appointment, shall perform all the duties of the President and Chief Executive Officer and, when so acting, shall have all of the powers of and be subject to all restrictions upon the President and Chief Executive Officer. Any Vice President may also sign, with any other officer thereunto duly authorized, certificates of stock of the Corporation the issuance of which shall have been duly authorized (the signature to which may be a facsimile signature), and may sign and execute in the name of the Corporation deeds, mortgages, bond and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent. Each Vice President shall perform such other duties as are assigned by these Bylaws or as from time may be assigned by the Board of Directors, the Chairman of the Board or the President and Chief Executive Officer.

Section 11. Secretary. The Secretary shall:

(i) Attend all meetings of the Board of Directors and the stockholders and record all of the votes and proceedings of the meetings of the stockholders, the Board of Directors and all committees of the Board of Directors in a book or books to be kept for that purpose;

(ii) Cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

(iii) Whenever any committee shall be appointed pursuant to a resolution of the Board of Directors, furnish the chairman of such committee with a copy of such resolution;

(iv) Be custodian of the records and of the seal of the Corporation, and cause such seal to be affixed to all certificates representing capital stock of the Corporation prior to the issuance thereof and to all instruments the execution of which on behalf of the Corporation under its seal shall have been duly authorized, and when so affixed, the seal may be attested by his or her signature; provided, that the Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature;

(v) See that the lists, books, reports, statements, certificates and other documents and records required by statute are properly kept and filed;

(vi) Keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation's transfer agent or registrar, as determined by the Board of Directors, a share register or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation, and shall exhibit such stock books at all reasonable times to such persons as are entitled by statute to have access thereto;

(vii) Sign (unless the Treasurer or an Assistant Secretary or an Assistant Treasurer shall sign) certificates representing capital stock of the Corporation the issuance of which shall have been duly authorized (the signature to which may be a facsimile signature); and

(viii) In general, perform all duties incident to the office of Secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors, the Chairman of the Board or the President and Chief Executive Officer, under whose supervision the Secretary shall so act.

Section 12. Assistant Secretaries. At the request of the Secretary or in his or her absence, or in the event of his or her disability or refusal to act, the Assistant Secretary designated by him or her (or in the absence of such designation, the Assistant Secretary designated by the Board of Directors or the President and Chief Executive Officer, or if there

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be more than one Assistant Secretary and in the absence of any designation by the Secretary, the Board of Directors or the President and Chief Executive Officer, in the order of their appointment) shall perform all of the duties of the Secretary, and, when so acting, shall have all of the powers of and be subject to all restrictions upon the Secretary. The Assistant Secretaries shall perform such other duties as from time to time may be assigned to them by the Board of Directors, the Chairman of the Board, the President and Chief Executive Officer or the Secretary.

Section 13. Treasurer. The Treasurer shall be the Corporation's chief financial officer and shall:

(i) Have charge of, supervision over and be responsible for the funds, securities, receipts and disbursements of the Corporation;

(ii) Cause the monies and other valuable effects of the Corporation to be deposited in the name and to the credit of the Corporation in such banks or trust companies or with such bankers or other depositaries as shall be selected in accordance with Article VIII of these Bylaws or to be otherwise dealt with in such manner as the Board of Directors may direct;

(iii) Cause the funds of the Corporation to be disbursed by checks or drafts upon the authorized depositaries of the Corporation, as may be ordered by the Board of Directors and shall cause to be taken and preserved proper vouchers for all monies disbursed;

(iv) Render to the Board of Directors at its regular meetings and at any other time the Board of Directors so requires, and to the President and Chief Executive Officer whenever he or she so requires, a statement of the financial condition of the Corporation and of all his or her transactions as Treasurer;

(v) Keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation;

(vi) Cause to be kept at the Corporation's principal office correct books of account of all of its business and transactions and such duplicate books of account as he or she shall determine and upon application cause such books or duplicates thereof to be exhibited to any director;

(vii) Be empowered, from time to time, to require from the officers or agents of the Corporation reports or statements giving such information as he or she may desire with respect to any and all financial transactions of the Corporation;

(viii) Sign (unless the Secretary or an Assistant Secretary or Assistant Treasurer shall sign) certificates representing stock of the Corporation the issuance of which shall have been duly authorized (the signature to which may be a facsimile signature); and

(ix) In general, perform all duties incident to the office of Treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors, the Chairman of the Board or the President and Chief Executive Officer.

Section 14. Assistant Treasurers. At the request of the Treasurer or in his or her absence or in the event of his or her disability or refusal to act, the Assistant Treasurer designated by him or her (or in the absence of such designation, the Assistant Treasurer designated by the Board of Directors or the President and Chief Executive Officer, or if there be more than one Assistant Treasurer and in the absence of any designation by the Treasurer, the Board of Directors or the President and Chief Executive Officer, in the order of their appointment) shall perform all of the duties of the Treasurer, and, when so acting, shall have all of the powers of and be subject to all restrictions upon the Treasurer. The Assistant Treasurers shall perform such other duties and have such other powers as from time to time may be assigned by the Board of Directors, the Chairman of the Board, the President and Chief Executive Officer or the Treasurer.

Section 15. Salaries. The salaries of the officers of the Corporation shall be fixed from time to time by the Board of Directors. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the Corporation.

ARTICLE VII

STOCK CERTIFICATES AND STOCK RECORDS

Section 1. Certificates for Shares. The shares of the Corporation shall be represented by certificates or shall be uncertificated, as determined by the Board of Directors. In the event the Board of Directors elects to have shares represented by certificates, every holder of capital stock of the Corporation shall be entitled to have a certificate or certificates in such form as shall be approved by the Board of Directors, certifying the number of shares of capital stock of the Corporation owned by such holder.

Section 2. Signatures on Certificates. The certificates representing shares of capital stock shall be signed in the name of the Corporation by the Chairman of the Board or the President and Chief Executive Officer or any Vice President, and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer (which signatures may be facsimiles) and may be sealed with the seal of the Corporation (which seal may be a facsimile). In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificates are issued, such certificates may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of their issue.

Section 3. Books of Account and Record of Stockholders. The books and records of the Corporation may be kept at such places, within or without the State of Delaware, as the Board of Directors may from time to time determine. The stock record books and the blank stock certificate books shall be kept by the Secretary or by any other officer or by the transfer agent or registrar, if any, designated by the Board of Directors. There shall be entered on the stock books of the Corporation the number of each certificate issued, the number of shares represented thereby, the name of the holder to whom such certificate was issued and the date of issuance thereof.

Section 4. Transfers of Shares. Transfers of shares of capital stock of the Corporation shall be made on the stock records of the Corporation only upon authorization by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with the transfer agent, and on surrender of the certificate or certificates for such shares properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer and a duly executed stock transfer power and the payment of all taxes thereon, if any. Upon such transfer, the old certificate shall be cancelled (or if lost or not otherwise surrendered but in connection with an otherwise proper transfer, such certificate shall be deemed cancelled) and the transfer shall be made on the stock records of the Corporation. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be canceled, and issuance of new equivalent uncertificated shares or certificated shares shall be made to the holder entitled thereto, and the transaction shall be recorded upon the books of the Corporation.

Section 5. Registered Stockholders. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a holder in whose name any share or shares stand on the record of stockholders as the owner of such share or shares for all purposes, including, without limitation, the rights to receive dividends or other distributions, and to vote as such owner, and the Corporation shall not be bound to recognize any equitable or legal or other claim to or interest in any such share or shares on the part of any other person whether or not the Corporation shall have express or other notice thereof.

Section 6. Regulations. The Board of Directors may make such additional rules and regulations, not inconsistent with these Bylaws, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer agents or one or more registrars and may further provide that no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars. Nothing herein shall be construed to prohibit the Corporation from acting as its own transfer agent or registrar.

Section 7. Lost, Stolen or Destroyed Certificates. The holder of any certificate representing any share or shares of the capital stock of the Corporation shall immediately notify the Corporation of any loss, theft or destruction of such certificate. The Board of Directors may direct that a new certificate or certificates be issued in the place of any certificate or certificates theretofore issued by the Corporation which the owner thereof shall allege to have been lost, stolen or destroyed upon the furnishing to the Corporation of an affidavit to that effect by the person claiming that the certificate has been lost, stolen or destroyed. When authorizing such issue of a new certificate of certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require such owner or such owner's legal representatives to advertise the same in such manner as it shall require and/or to give to the Corporation and its transfer agent(s) and registrar(s) a bond in such sum, limited or unlimited, and in such form and amount, and with such surety or sureties as the Board of Directors in it absolute discretion shall determine, sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate, or the issuance of a new certificate.

Section 8. Stockholder's Right of Inspection. As provided in Section 220 of the Delaware General Corporation Law, any stockholder of record of the Corporation, in person or by attorney or other agent, shall upon written demand under oath (meaning under penalty of perjury under the laws of the United States or any state) stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorized the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal place of business. This Section 8 is intended to provide stockholders with the inspection rights that are required under Section 220 of the Delaware General Corporation Law, and does not provide stockholders with any rights not required thereunder.

ARTICLE VIII

DEPOSIT OF CORPORATE FUNDS

Section 1. Borrowing. No loans or advances shall be obtained or contracted for, by or on behalf of the Corporation and no negotiable paper shall be issued in its name, unless and except as authorized by the Board of Directors. Such authorization may be general or confined to specific instances.

Section 2. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to its credit in such banks or trust companies or with such bankers or other depositaries as the Board of Directors may select, or as may be selected by any officer or officers or agent or agents authorized to do so by the Board of Directors.

Section 3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, and all negotiable and non-negotiable notes or other negotiable or non-negotiable evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or agent or agents of the Corporation, and in such manner, as from time to time shall be determined by the Board of Directors.

ARTICLE IX

RECORD DATES

Section 1. <u>Fixing of Record Dates</u>. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall be not more than 60 days nor less than ten days before the date of such meeting, nor more than 60 days prior to any other action. Only those stockholders of record on the date so fixed shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the Corporation after any such record date fixed by the Board of Directors.

Section 2. <u>Default Record Date</u>. If the Board of Directors does not so fix a record date, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

ARTICLE X

DIVIDENDS

Section 1. <u>Dividends</u>. Subject to any restrictions contained in any laws applicable to the Corporation or in the Certificate of Incorporation or in any agreement to which the Corporation is a party or by which it is bound, the Board of Directors may declare to be payable, in cash, in other property or in stock of the Corporation of any class or series, such dividends in respect of outstanding capital stock of the Corporation of any class or series as the Board of Directors may at any time deem to be advisable.

Section 2. <u>Dividend Reserve</u>. Before declaring or paying any such dividend, the Board of Directors may cause to be set aside any funds or other property or assets of the Corporation legally available for the payment of dividends as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE XI

FISCAL YEAR

Section 1. <u>Fiscal Year</u>. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

ARTICLE XII

CORPORATE SEAL AND EXECUTION OF DOCUMENTS

Section 1. Corporate Seal. The Corporate Seal shall be circular in form and shall bear the name of the Corporation and the words and figures denoting its organization under the laws of the State of Delaware and year thereof and otherwise shall be in such form as shall be approved from time to time by the Board of Directors.

Section 2. Execution of Corporate Contracts and Instruments. Except as otherwise provided in these Bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, employee or agent shall have any power or authority to bind the Corporation by any contract or engagement, or to pledge its credit or to render it liable for any purpose or for any amount.

ARTICLE XIII

INDEMNIFICATION OF
DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

Section 1. Indemnification of Directors. The Corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Corporation. For purposes of this Section 1, a "director" of the Corporation includes any person (a) who is or was a director of the Corporation, (b) who is or was serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise or (c) who was a director of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

Section 2. Indemnification of Officers, Employees and Other Agents. The Corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its officers, employees and agents (other than directors) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an officer, employee or agent of the Corporation. For purposes of this Section 2, an "officer," "employee" or "agent" of the Corporation (other than a director) includes any person (a) who is or was an officer, employee or agent of the Corporation, (b) who is or was serving at the request of the Corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an officer, employee or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

Section 3. Payment of Expenses in Advance. Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 1 hereof, or for which indemnification is permitted pursuant to Section 2 hereof, following authorization thereof by the Board of Directors, shall be paid by the Corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount, if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Article XIII.

Section 4. Indemnity Not Exclusive. The indemnification provided by this Article XIII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Certificate of Incorporation.

Section 5. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

Section 6. Conflicts. No indemnification or advance shall be made under this Article XIII, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(i) That it would be inconsistent with a provision of the Certificate of Incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(ii) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE XIV

NOTICES

Section 1. Notice. Whenever, under the provisions of applicable law, the Certificate of Incorporation or these Bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram , telephone or other means of electronic transmission. Notice to stockholders may be given by such means of electronic transmission as authorized by the Delaware General Corporation Law.

Section 2. Waiver. Whenever any notice is required to be given under the provisions of applicable law, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE XV

RIGHT OF FIRST REFUSAL

Section 1. Subject Transfers. No stockholder shall sell, assign, pledge or in any manner transfer (a "**Transfer**") any of the shares of common stock of the Corporation ("**Common Stock**") held by such stockholder or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a Transfer that meets the requirements hereinafter set forth in this Article XV.

Section 2. Stockholder Notice. If any stockholder desires to Transfer any of such stockholder's shares of Common Stock, then such stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be Transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

Section 3. Corporation's Right. For 30 days following receipt of such notice, the Corporation shall have the right, but not the obligation, to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of such stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article XV, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares or, with consent of such stockholder, a lesser portion of the shares, it shall give written notice to such transferring stockholder of its election and settlement for said shares shall be made as provided below in Section 4.

Section 4. Corporation's Exercise of Right. In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of such transferring stockholder as specified in such transferring stockholder's notice, the Secretary of the Corporation shall so notify such transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary of the Corporation receives such transferring stockholder's notice; provided, that if the terms of payment set forth in such transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in such transferring stockholder's notice.

Section 5. Transfer to Third Party. In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in such transferring stockholder's notice, such transferring stockholder may, within the 60-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in such transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in such transferring stockholder's notice. All shares so sold by such transferring stockholder shall continue to be subject to the provisions of this Article XV in the same manner as before said transfer.

Section 6. Exempt Transfers. Anything to the contrary contained herein notwithstanding, the following transfers and transactions shall be exempt from the provisions of this Article XV:

(i)   An individual stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, ancestor, lineal descendant (including adopted children), father, mother, brother or sister of the stockholder making such Transfer.

(ii)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution; provided, that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this Article XV.

(iii)   A stockholder's Transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

(iv)   A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the Corporation.

(v)   A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(vi)   A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders.

(vii)   A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

(viii)   A Transfer of Common Stock issued upon the conversion of Preferred Stock or any right or interest in such Common Stock (including, without limitation, the right to receive Common Stock on conversion of any Preferred Stock).

In any such case, the transferee, assignee or other recipient shall receive and hold such stock subject to the provisions of this Article XV, and there shall be no further Transfer of such stock except in accordance with this Article XV; provided, however, that Common Stock issued pursuant to Section 6(viii) above shall not be subject to this Article XV.

Section 7. Waiver; Amendment. The provisions of this Article XV may be waived with respect to any Transfer either by (a) the Corporation, upon duly authorized action of the Board of Directors, or (b) the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Article XV may be amended or repealed either by (y) duly authorized action of the Board of Directors or (z) the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation.

Section 8. Effect of Failure to Comply. Any Transfer or purported Transfer of securities of the Corporation shall be null and void unless the terms, conditions and provisions of this Article XV are strictly observed and followed.

Section 9. Termination. The foregoing right of first refusal shall terminate immediately before the date of the closing of a firm commitment underwritten public offering of Common Stock pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

Section 10. Assignment. The Corporation may assign its rights hereunder as determined by the Board of Directors.

Section 11. Conflict with Other Rights of First Refusal. The right of first refusal provisions in favor of the Corporation contained in any agreement between a stockholder and the Corporation ("**Separate Right of First Refusal Agreement**") shall supersede the right of first refusal provisions contained in this Article XV. If, however, such Separate Right of First Refusal Agreement shall terminate, or such Separate Right of First Refusal Agreement shall be amended or modified such that the right of first refusal provisions in such Separate Right of First Refusal Agreement have either been deleted or been modified such that such provisions are not inconsistent with the provisions of this Article XV, this Article XV shall be in full force and effect in accordance with its terms with regard to all stockholders, including the stockholder who is party to such Separate Right of First Refusal Agreement.

Section 12. Legends. The certificates representing shares of capital stock of the Corporation subject to this Article XV shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE
SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF
THE CORPORATION AND/OR ITS ASSIGNEE(S), AS
PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XVI

AMENDMENTS

Section 1. Amendment of Bylaws. Except as otherwise provided in these Bylaws and the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. The stockholders of the Corporation shall have the power to make, adopt, amend, alter, rescind or repeal any bylaw of the corporation, whether adopted by them or otherwise, to the extent required by the Delaware General Corporation Law and the Certificate of Incorporation.

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CERTIFICATE OF SECRETARY

I, the undersigned, hereby certify:

1. That I am the duly elected, acting and qualified Secretary of Vita Imaging Inc., a Delaware corporation; and

2. That the foregoing Bylaws, comprising 24 pages (excluding this Certificate and the Table of Contents), constitute the Bylaws of such corporation as duly adopted by action of the Board of Directors of such corporation pursuant to written consent of the Board of Director dated March 14, 2019, and as approved by the stockholders of such corporation pursuant to written consent dated March 14, 2019

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 14th day of March, 2019.

_____
Thinh Tran
Secretary